Filed by Riverbed Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as  amended

Subject Company: OPNET Technologies, Inc.

Commission File No. 000-30931

News for Partners

Riverbed to Acquire OPNET Technologies, Inc.

Recently Riverbed Technology announced our intent to acquire OPNET, a market-leading provider of application performance management (APM) solutions.

Find out what this means for you.

Recently Riverbed Technology announced our intent to acquire OPNET, a market-leading provider of application performance management (APM) solutions. OPNET, a public company (NASDAQ: OPNT) headquartered in Bethesda, MD, has successfully built a broad APM solution offering that is recognized as a leader.

The addition of OPNET’s broad-based family of APM products will enhance our already-strong Riverbed Cascade® solutions for network performance management (NPM) and builds upon Cascade’s record growth in Q3. The combination of Cascade and OPNET will create a new force in the converged market for NPM and APM. This transaction also transforms Riverbed into a billion-dollar company for the first time.

OPNET’s market-leading technology and products extend Cascade’s business with deep application intelligence and allow us to offer a wider range of IT performance-management solutions. As our customers continue to adopt technologies like virtualization and Software Defined Networks (SDN), the line between applications and networks continues to blur. In other words, in today’s world there is no such thing as an application without a network (or a network without an application)! That market convergence also means customers are relying more heavily than ever on their solution provider partners to offer them services to help them manage not just their network traffic, but their overall network performance, inclusive of both the network and the application.

This acquisition will give the Riverbed partner community the opportunity to grow their businesses by delivering a more comprehensive performance management offering to their customers that also drives incremental services revenue as part of the overall solution. Together, Riverbed and our Riverbed Partner Network provide customers a unique, integrated solution offering that accelerates our joint customers’ IT infrastructures and keeps them performing their best.

We’re excited to be able to offer our partners a broader family of solutions for solving network and application performance problems across all IT networks and infrastructures that no other company can match.

Keep on the look out for periodic updates as this acquisition progresses and more information on this new offering becomes available.        Happy Selling,        The Riverbed Channel Team

Forward Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to: (i) statements about the benefits of the exchange offer and the merger; (ii) future financial and operating results following the exchange offer and the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities of the combined company; (v) the impact of the exchange offer and the merger on the market for the combined company’s products; and (vi) the timing of the completion of the exchange offer and the merger. In addition, words such as “anticipate,” “believes,” “budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of Riverbed’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Riverbed. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: (a) risks related to the integration of OPNET into Riverbed and the anticipated future benefits resulting from the acquisition of OPNET; (b) Riverbed’s or the combined company’s ability to react to trends and challenges in our business and the markets in which we operate; (c) Riverbed’s or the combined company’s ability to anticipate market needs or develop new or enhanced products to meet those needs; (d) the adoption rate of Riverbed’s or the combined company’s products; (e) Riverbed’s or the combined company’s ability to establish and maintain successful relationships with our distribution partners; (f) our ability to compete in our industry; (g) fluctuations in demand, sales cycles and prices for Riverbed’s or the combined company’s products and services; (h) shortages or price fluctuations in Riverbed’s or the combined company’s supply chain; (i) Riverbed’s or the combined company’s ability to protect intellectual property rights; (j) general political, economic and market conditions and events; (k) difficulties encountered in integrating Riverbed’s and OPNET’s businesses and technologies; (l) the expense and impact of legal proceedings; and (m) other risks and uncertainties described more fully in Riverbed’s and OPNET’s documents filed with or furnished to the Securities and Exchange Commission. All forward-looking statements in this document are based on information available as of the date hereof, and Riverbed assumes no obligation to update these forward-looking statements. Riverbed reserves the right to modify future business or product plans at any time.

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET. Riverbed and its acquisition subsidiary have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 and a tender offer statement on Schedule TO, and OPNET has filed a Solicitation/Recommendation Statement on Schedule 14D-9, all with respect to the Offer and the Merger (as defined in those documents). Holders of shares of OPNET are urged to carefully read the relevant exchange offer materials (including the Prospectus/Offer to Exchange, the related Letter of Transmittal and the other offer documents) and the Solicitation/Recommendation Statement because they contain important information that holders of OPNET securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov. Free copies of these documents are also available from Riverbed by mail to Riverbed Technologies, Inc., 199 Fremont Street, San Francisco, CA 94105; Attention: Investor

Relations. In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Riverbed and OPNET file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Riverbed or OPNET at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Riverbed’s and OPNET’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.